Filed by WPS Resources Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: WPS Resources Corporation
Commission File Number: 1-11337

The following documents are being filed as part of this filing:

Document 1 - Employee Q&A
Document 2 - Leadership Talking Points for Employees
Document 3 - Transaction Estimated Timeline
Document 4 - Transaction Announcement Fact Sheet
Document 5 - Retiree Letter
Document 6 - Announcement CEO Email & Voicemail
Document 7 - Investor Slide Presentation
Document 8 - Investor Call Transcript
Document 9 - Key Messages
Document 10 - Deal at a Glance
Document 11 - Intranet Greeting
Document 12 - Internet Greeting
Document 13 - Customer Service Q&A

[Document 1 - Employee Q&A]

WPS Resources/Peoples Energy Announcement
Employee Q&A
July 9, 2006

1.     Q: Describe the new company.

A:     The combination creates a diversified energy company serving the Midwest, Northeast U.S., and Canada. The combined company will comprise four natural gas utilities, one electric utility, and one integrated electric and natural gas utility. The transaction also joins WPS Resources and Peoples Energy’s non-regulated energy services operations.

2.     What is the management structure of the new company?

A:     The combined company will be led by Larry Weyers, chairman, president, and CEO of WPS Resources, who will serve as president and CEO. Weyers has an outstanding reputation and experience in the industry. Tom Patrick, chairman, president and CEO of Peoples Energy, announced his intention to retire earlier this year. The combined company’s Board of Directors will be drawn from members of both companies’ existing boards. WPS Resources will have the majority of directors on the new board. An Executive Committee of the Board of Directors will be comprised of Larry Weyers, Bob Gallagher (the current lead director for WPS Resources), Jim Boris (the current lead director for Peoples Energy), and Keith Bailey (a current Peoples Energy director). Jim Boris, will serve as non-executive Chairman of the Board.

3.     Q: Where will the company be located?

A:     The combined holding company’s headquarters will be in Chicago. Please remember, the Green Bay–based utility will remain in Green Bay, and the non-regulated energy marketing businesses of the combined company will also be headquartered in Green Bay, Wisconsin.

4.     Q: Will you still remain a Wisconsin holding company?

A:     WPS Resources Corporation will remain a Wisconsin holding company with the holding company’s headquarters based in Chicago.

5.     Who will sit on the board of directors? How many directors will be drawn from each of the two companies? How was the successor board composition determined?

A:     Each company’s board will choose which of its directors remain. There will be nine board members from the current WPS Resources board and seven board members from the current Peoples Energy board.

6.     Q: When do you expect the transaction to close?

A:     The transaction will close after receipt of all required regulatory and shareholder approvals. It is anticipated that such approvals would be received in order to enable a close by the first calendar quarter in 2007.

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7.     Q: What is the timeframe for naming new directors?

A:     The new board will take effect at the time of the close.

8.     Q: What is the name of the new company?

A:     There will be a search for a new name between now and mailing of the proxy statement. The objective is to find a name that captures the scope, scale and strategic vision of the new entity. Operating utilities will keep their names.

9.     Q: Does this transaction change existing collective bargaining agreements?

A:     No. Union agreements will be honored and the company is committed to continuing to work closely with labor unions.

WPS Resources Employees

10.     Q: Why did you choose Peoples Energy?

A:     Peoples Energy is a long-established natural-gas utility with a strong balance sheet and a customer base of nearly 1 million. WPS Resources has been interested in growing the regulated utility side of its business for some time. Both companies realize the need to grow to remain viable in our industry.

11.     Q: It seems that we go from one integration to another around here. Does this mean we’re finally finished or can we expect more changes?

A:     WPS Resources has been active in growth through mergers and acquisitions. The transaction with Peoples Energy will require a great deal of time, energy and talent from both WPS Resources and Peoples Energy employees to achieve a successful integration. That said, WPS Resources will remain alert for opportunities to grow our business in a manner that is positive for customer, shareholders and employees.

12.     Q: Will any functions be lost in Green Bay once WPS Resources moves its holding company headquarters to Chicago?

A:     With the combined holding company’s headquarters located in Chicago, some WPS Resources leaders and employees may be asked to relocate. Other staffing level changes will depend on the design of the combined organization, including which functions are centralized and which are placed with the operating companies. Please remember, the Green-Bay–based utility will remain in Green Bay. The non-regulated energy marketing businesses of the combined company will be headquartered in Green Bay, WI.

13.     Q: How many positions will be relocated or terminated?

A:     At this point, we don’t know yet which positions will be relocated, terminated or even created as part of the new company. What we do know is that we will need quality employees from both organizations that have demonstrated commitment and strong job performance to continue our focus on operational excellence. Over time, a transition team composed of representatives from both companies will make ongoing integrations decision. As organization decisions are made, they will be communicated to employees as soon as practical.

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14.     Q: When will the holding company transition occur?

A:     Soon after the deal closes.

15.     Q: Will any employees be required to move?

A:     As we said before, with the combined holding company’s headquarters in Chicago, some WPS Resources leaders and employees may be asked to relocate. In other cases, opportunities may arise in other parts of the combined organization, creating opportunity for employees to relocate. If this is the case, the company will provide appropriate relocation assistance, consistent with WPS Resources’ established policies and practices.

16.     Q: When will affected employees be notified of changes in their jobs, including termination or reassignment? What will the process be for deciding which employees stay and which employees get laid off for duplicative positions?

A:     As organizational decisions are made by the integration team, they will be communicated to employees and those affected as soon as practical. These changes are not expected until the transaction closes finalizing the proposed combination of the two companies. This is expected in the first calendar quarter of 2007.

17.     Q: If my position is eliminated, can I apply for a different position with the new company?

A:     Certainly. If there is a position available and you have the skills, experience and background to fit the job, you can apply.

18.     Q: Will the company provide a severance package and outplacement services for any employees that lose their jobs as a result of the transaction?

A:     The combined company will handle the integration process with balance and integrity for all involved. Affected employees will be provided appropriate assistance to help them transition. Those details will be defined by the transition team as they begin their work in the coming weeks and months.

19.     Q: Will the company provide relocation assistance for affected employees?

A:     Yes. Affected employees will be provided appropriate assistance to help them transition, consistent with WPS Resources’ established policies and practices.

20.     Q: How will this affect the WPSR employee incentive plan results for 06 and 07?

A:     Assuming our operations stay focused on effectively serving the customer and we meet the necessary thresholds, this transaction should not affect the 2006 incentive plan.

21.     Q: How will this affect our benefits packages?

A:     There are no immediate pay or benefits changes planned as a result of this transaction. Generally, benefits plans at Peoples Energy are similar to benefits plans at WPS Resources.

22.     Q: How does the transaction affect the union contract negotiations that are underway? Won’t this complicate things?

A:     We do not anticipate any disruption in the negotiation process with Local 310 as a result of the transaction with Peoples Energy. The negotiation process is underway, with both parties already having identified issues of interest for bargaining purposes.

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23.     Q: Will the WPS Resources call center remain? Will it be merged with Peoples Energy’s call center?

A:     There have been no decisions made on the combination of any functions, including the call center. An integration team – composed of members from both companies – will be working together to determine roles at the new company. The earliest these decisions would be effective is at the time the combination is approved, which is tentatively expected for the first quarter of 2007.

24.     What can you tell us about Peoples Energy as an organization?

A:     Peoples Energy has delivered natural gas to customers in Chicago and northeastern Illinois for more than 150 years. Peoples Energy features three primary businesses. Gas distribution, Oil and natural gas production, and energy marketing (similar to WPS Resources’ ESI). They are in the process of exiting the power generation business. Their natural gas distribution businesses serve nearly 1 million customers in and around Chicago. Peoples Energy has approximately 2,100 employees, of whom more than half are union members. Peoples Energy has a strong balance sheet and offers strong dividend performance for its shareholders.

25.     Q: Why is WPS Resources doing this, especially since it is still integrating the MGU and MERC assets?

A:     The transaction with Peoples Energy allows us to grow our business substantially at a time when size matters a great deal in our industry. It allows us to create a strong, regional utility company and allows us to expand into new service territories. Growth in the utility side of the business also allows for continued growth in our non-regulated businesses while maintaining an appropriate business mix in our income portfolio.

26.     Q: How can I get involved to support the transition?

A:     WPS Resources is a strong and growing company today because it has an energetic and talented workforce. We will need every bit of that energy and talent to make the most of the opportunity presented to us today with the Peoples Energy transaction. Working with your leader, you will gain additional insight as to how you as an individual will be able to contribute to the success of this opportunity.

27.     Q: What happens if we don’t get the required state and federal regulatory and shareholder approvals? Will the deal be cancelled?

A:     The transaction could not proceed, so it would be terminated.

Additional Information

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This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager — Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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[Document 2 - Leadership Talking Points for Employees]

CONFIDENTIAL
July 9, 2005

WPS RESOURCES LEADERSHIP TALKING POINTS FOR EMPLOYEES

INTRODUCTION:

•	Hello everyone and thanks for being here.

•	By now you’ve heard the news that we’re combining our operations with Peoples Energy. We know you have many questions and we’ll do our best during this meeting to answer what we can, or at least tell you when we might know more.

•	Let me recap what we announced to employees and then to the media and others this morning. I’ll then share my thoughts on what this means for our company and for our group/unit/division and then leave as much as time as I can for your questions.

TRANSACTION RECAP POINTS:

•	When you look at what the deal gives us in terms of scale, regulatory diversity and opportunity on both the regulated and non-regulated sides of our business, you can see why we were interested.

•	The combination creates a larger, stronger, and more broadly based regulated utility business in the Midwest –in fact, it makes us one of the leading diversified energy companies in the Midwest.
°	Four natural gas utilities, one electric utility, and one combination electric and natural gas utility in a four-state region: Wisconsin, Illinois, Michigan, Minnesota
°	Will be better positioned to compete in a consolidating industry in which scale matters

COMBINED COMPANY LEADERSHIP:

•	The combined company will be led by our CEO, Larry Weyers. Tom Patrick, chairman, president and CEO of Peoples Energy, announced his intention to retire earlier this year. The combined company’s Board of Directors will be drawn from members of both companies’ existing boards. WPS Resources will have the majority of directors on the new board. An Executive Committee of the Board of Directors will be comprised of Larry Weyers, Bob Gallagher (the current lead director for WPS Resources), Jim Boris (the current lead director for Peoples Energy), and Keith Bailey (a current Peoples Energy director). Jim Boris, will serve as non-executive Chairman of the Board.

•	The rest of the combined company’s leadership team will be picked from the talents of the present companies. If we can’t fill a position internally, we’ll go outside to hire people.

ABOUT THE COMBINATION:

•	The combined company will be headquartered in Chicago. Please remember, the Green Bay–based utility will remain in Green Bay, and the non-regulated energy marketing businesses of the combined company will also be headquartered in Green Bay, Wisconsin.

•	Our two companies have similar cultures based on a shared emphasis on operational excellence – I’ll tell you more about that in a minute.

•	Assuming things go well with the necessary state, federal, regulatory and shareholder approvals, we expect the deal will close in early 2007. Until the deal closes, little will change with your day-to-day jobs or with what our customers expect.

JOBS:

•	As we move through the integration process, change is inevitable. With the combined companies’ headquarters located in Chicago, some WPS Resources leaders and employees may be asked to relocate.

•	We do not anticipate reductions in field operations staff, but where there are duplicative functions in headquarters and shared-service functions, some reductions may have to be considered.

•	Other staffing level changes will depend on the design of the combined organization. We anticipate, however, a number of career opportunities will develop for employees across the new organization, as well.

°	At this point we don’t know yet which jobs may be relocated, combined or even created as part of the combined company.
°	But I do know that no one is going to lose his or her job tomorrow, or next week, or even next month as a result of this combination.
°	The transition itself will not begin until the deal receives all appropriate regulatory and shareholder approvals, which is tentatively scheduled for sometime in the first part of 2007.
°	Until then, very little will change. Everyone still has a job and should continue working as they always have been to serve our customers.
°	Integration decisions will be made by a transition team that will include representatives of both companies. The transition team will be formed later this year and will develop a comprehensive transition plan, which won’t be implemented until sometime until after the deal closes in the first part of 2007, again assuming all regulatory and shareholder approvals go smoothly.

°	And don’t worry, as organizational decisions are made, they will be communicated to employees and those affected as soon as we can.

•	Another thing I’d like to make sure you know is that union agreements will continue to be honored, and the combined company will commit to working closely in the future with all employees to keep the company strong for the future.

ABOUT PEOPLES ENERGY:

•	Now let me tell you a little bit about Peoples Energy:

•	We’re teaming up with a great company with more than 150 years of providing reliable service. From what I’ve heard from our leaders, they’ve been very impressed with the caliber of the folks they’ve been working with.

•	Their values are similar to ours, and they have a very strong reputation among customers and the communities in which they operate.

•	We think this is a very good fit for us, and ultimately will create some exciting new opportunities that wouldn’t be possible without this combination.

•	Before I take some questions, let me remind you that you can find more information on PowerNet, on our website, from your manager or supervisor, or by calling the HR HelpLine.

•	Open for questions.

•	Recap key points discussed. Hand out fact sheet and Q&A documents.

Additional Information

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager — Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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[Document 3 - Transaction Estimated Timeline]

WPS Resources/Peoples Energy Transaction Estimated Timeline

July 2006
Q3 2006
Q4 2006
Q1 2007
Announce transaction
Regulatory filings
File joint proxy statement
Create joint integration team and develop transition plan
Work to secure regulatory approvals (FTC, SEC, DOJ, FERC, ICC, HSR)
Wedge/Putter shareholder meetings
Receive regulatory approvals*
Close transaction*
Begin transition implementation

*Presumes regulatory approvals are received in approximately 6 months.

[Document 4 - Transaction Announcement Fact Sheet]

Proprietary &Confidential Information for WPSR Employees Only

The WPSR-Peoples Transaction Announcement
Fact Sheet

1.	The Announcement. WPSR and Peoples announced that the two companies will combine to create a leading diversified energy company serving the Midwest, Northeast U.S., and Canada. Following regulatory approval, the transaction is expected to be completed in the first quarter of 2007.

2.	A consolidating industry is driving this. By creating a more diversified regulated utility business, the combined company will be better positioned to compete in a consolidating industry in which size and scale matter. In addition, our complementary non-regulated businesses will provide additional growth opportunities. This business profile will ensure we maintain strong credit ratings, which is a key financial and strategic objective.

3.	You’ll still have a job tomorrow. Remember: very little will change until the agreement receives regulatory approval sometime during the first quarter, 2007. We will be developing an integration plan between now and year-end to guide the companies’ transition. We do know that the combined company will need quality employees from both organizations and that new opportunities will be created.

4.	All union agreements will be honored. The combined companies will work closely with all employees to build the company moving forward and union members are a key part of our future.

5.	Some change will happen. As we move through the integration process, change is inevitable. With the combined companies’ headquarters located in Chicago, some WPSR leaders and employees may be asked to relocate. We do not anticipate reductions in field operations staff, but where there are duplicative functions in headquarters and shared-service functions, some reductions may have to be considered. Other staffing level changes will depend on the design of the combined organization. We anticipate, however, a number of career opportunities will develop for employees across the new organization, as well.

6.	We’ll do everything we can to help those that are affected. If and when the time comes, we’ll offer severance, outplacement and support to those who need it. We’re committed to treating employees fairly and with dignity.

7.	When we get new information, we’ll share it. We know you have a lot of questions, so we promise to share new information as it becomes available. If you have immediate questions, talk to your manager/supervisor/leader or an HR staff member. Or you can e-mail your questions to: transition@wpsr.com, or leave a voicemail message at 1-800-433-5788.

8.	We can’t lose focus on our customers. Remember: our customers are still counting on us to provide uninterrupted energy services so they can stay warm, keep cool, and manage their daily lives without disruption.

9.	The name may change, but we’re here to stay. This decision means we protect our business and improve our ability to compete in a rapidly consolidating utility market. At the same time, we are able to pursue new opportunities in the energy marketing segment of our business, where growth is greatest.

Other Thoughts About The WPSR-Peoples Transaction

1.	Change is stressful, even if it’s positive. We recognize that you will have questions about how the combination of the two companies will affect your job and your future with the company.

2.	Keep informed. Change is easier to manage if you know what to expect. Our job is to keep you informed, your job is to keep yourself informed by reading, listening, and asking questions on a regular basis.

3.	Be part of the change. If you have an opportunity to get involved in the transition, do so. Even if you’re not directly involved, your input and ideas are valued. Please share them with your manager or send them via e-mail or voicemail.

4.	Keep an open mind: New ideas or ways of doing things can be seen as a threat or an opportunity. If your natural instinct to change is resistance or skepticism, try withholding judgment to see if the change might create a new opportunity or make things better, easier, faster or more effective.

5.	Remember our company values. Respect your colleagues from both companies. Remember, everyone is going through this together and we all have to make adjustments.

What We Need From You

1.	Your talent and commitment. Your energy, talent, commitment and contribution to the company is why we’re here today. Please keep it up. Remember, the combined companies need talented employees from both organizations to continue to grow and be successful. Thank you in advance for your hard work and contribution. We could not do this without you.

2.	Patience and support. We know you have many questions about how this will affect you and your family. Please remember that change doesn’t happen overnight and there are many milestones to reach before we combine the two companies. We ask for your patience as we move through the process. We promise to keep you updated as frequently as possible.

3.	Communication. Help us share the message with colleagues, customers, family, friends and community members. Read the materials we’ve provided and help us share the right information.

4.	Your continued focus on the customer. Remember, they’re counting on us to provide uninterrupted service throughout the transition period.

5.	Your ideas. If you have a suggestion for how we might do something better, by all means let us know.

Additional Information

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager — Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling Investor Relations 312 240-4366.

Participants in the Proposed Transaction

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

[Document 5 - Retiree Letter]

July XX, 2006

[retiree name and address]

Dear [name, if possible]

I have exciting news to share! You may have heard about a proposed transaction between WPS Resources Corporation and Peoples Energy (based in Chicago, IL). I’m happy to report to you today that we have reached a tentative agreement with Peoples and hope to complete our acquisition of that company early in 2007.

This is a good deal for WPS Resources and here are just of few of the many reasons why:

•	The combined company will be much better positioned to compete in a consolidating industry in which size and scale matters.
•	We will have a business mix that is primarily regulated utility operations in contiguous states and that will generate stable earnings and cash flow consistent with dividend-oriented shareholders.
•	Combining the two company’s non-regulated energy services businesses will create a stronger, more competitive, and better balanced growth platform with opportunities to capture operational efficiencies.
•	The transaction will result in increases of about 16.8% to WPS dividends.

After the transaction receives the required regulatory approvals and is closed, the headquarters of WPS Resources holding company will shift to Chicago, while the operating headquarters of the subsidiaries (UPPCO, Minnesota Resources, Michigan Gas Utilities, Peoples Gas, Wisconsin Public Service Corp., and WPS Energy Services) will remain in their current locations. We think that the relocation of the headquarters will mean that only about 10-15 employees will shift to Chicago. Most of our corporate functions will still take place in Green Bay (Human Resources, etc.), and the Foundation will still be administered from Green Bay.

I know you may have concerns about the future of your retirement benefits from WPS Resources, but this transaction should not affect your benefits.

From time to time, especially via the CONTACT NEWS, we’ll share more information about the progress toward completion of this transaction. As always, you can help by being our eyes and ears in the community, and by sharing the information you learn with others.

Sincerely,

Tom Meinz, Executive Vice President

Additional Information

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager — Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

[Document 6 - Announcement CEO Email & Voicemail]

Announcement CEO Email & Voicemail for WPS Resources Employees

E-mail:
To all employees:

I’m very pleased to announce that today Peoples Energy has signed an agreement to combine its operations with WPS Resources to create one of the leading diversified utility companies in the Midwest.

This is an important step in our strategic plan to grow the company, and will significantly strengthen our position in the marketplace, as well as our ability to serve our customers. I’ve attached the news release that was issued this morning, and posted more information on PowerNet, including an announcement fact sheet, Q&A document and other relevant information. Employees with access to voicemail are hearing from me there, too.

While this is an exciting and historic day for all of us, I know that you will have many questions about how this change will affect you, and we will do everything within our power to answer your questions as quickly as possible as we move through this process.

But the most important thing to remember right now is that for the time being, nothing changes about your pay, benefits or job responsibilities. We have many milestones yet to reach before the agreement becomes final, which is tentatively scheduled for early 2007. For now, you should continue to work just as you have before.

To help answer your immediate questions and get you as much information as we can provide about today’s announcement, you will be invited to participate in a meeting with your leader at some point today. Please make every effort to attend, as this will be your best opportunity to ask questions and get the right information about the announcement and what it means for you.

In the meantime, if you have any questions, please discuss them with your leader. You can also call the HR HelpLine at 433-5788 or 800-433-5788. You may also e-mail your questions to transition@wpsr.com. We will post answers to our questions on PowerNet, and do our best to provide updates within 36 hours.

In addition, I’ll be sending a follow-up voicemail to all employees later this evening to update you and share some of today’s highlights.

Ultimately, this is very exciting news for all of us. This acquisition will improve our competitive position in the marketplace and enable us to better serve our customers. I believe there will be many new and exciting opportunities that will be created by combining these two outstanding energy companies.

And finally, I’d like to thank you in advance for your dedication and commitment through this time of transition. Remember: our customers are still counting on us to provide uninterrupted utility services so they can stay warm, keep cool, and manage their daily lives without disruption.

Thank you.

Voicemail

Good morning, this is Larry Weyers with an announcement for all employees.

I’m very pleased to announce that today Peoples Energy has signed an agreement to combine its operations with WPS Resources to create one of the leading diversified utility companies in the Midwest.

This is an important step in our strategic plan to grow the company, and will significantly strengthen our position in the marketplace, as well as our ability to serve our customers. An e-mail has also been distributed company-wide, which includes a copy of the news release that was distributed this morning.

While this is an exciting and historic day for all of us, I know that you will have many questions about how this change will affect you, and we will do everything within our power to answer your questions as quickly as possible as we move through this process.

But the most important thing to remember right now is that for the time being, nothing changes about your pay, benefits or job responsibilities. We have many milestones yet to reach before the agreement becomes final, which is tentatively scheduled for early 2007. For now, you should continue to work just as you have before.

To help answer your questions and ensure you have as much information as we can provide about the transaction, you will be invited at some point today to participate in a meeting with your leader. Please make every effort to attend, as this will be your best opportunity to ask questions and get the right information about the announcement and what it means for you.

You will also find detailed information about today’s announcement on PowerNet, including an announcement fact sheet, a question-and-answer document and other relevant information.

In addition, I’ll be sending a follow-up voicemail to all employees later this evening to update you and share some of today’s highlights.

In the meantime, if you have any questions, please contact your leader. You can also call the HR HelpLine or e-mail your questions. Those phone numbers and e-mail address are on PowerNet.

Ultimately, this is very exciting news for all of us. This acquisition will improve our competitive position in the marketplace and enable us to better serve our customers. I believe there will be many new and exciting opportunities that will be created as a result of this transaction.

And finally, I’d like to thank you in advance for your dedication and commitment through this time of transition. Remember: our customers are still counting on us to provide uninterrupted services so they can stay warm, keep cool, and go about their daily lives without disruption.

Thank you

[Document 7 - Investor Slide Presentation]

1

Agenda

I. Transaction highlights

II. Benefits to stakeholders

III. Financial highlights

IV. Execution plan

V. Summary conclusions

VI. Q&A

VII. Appendices

2

A compelling strategic and financial combination

- Creates a larger, stronger, and more diversified regulated utility business in the Midwest
  - Majority of earnings continue to be from low-risk utility operations
  - Regulated businesses have good operational fit
  - Greater market and regulatory diversity
- Combined company will be better positioned to serve its regulated customers
  - Shared focus on operational excellence and constructive regulatory approach
  - Grow rate base through capital investment
- Complementary and growing non-regulated energy marketing businesses
- Continued focus on rigorous asset management strategy
- Financially attractive for shareholders of both companies
  - Earnings accretive to current WPS Resources shareholders in 2008
  - Tangible synergies
  - Attractive dividend – After close, expected 16.8% increase to current WPS Resources shareholders, based on current dividend; maintains about the same dividend income stream to Peoples Energy shareholders
  - Strong balance sheet and credit profile
  - Financial profile supports ongoing strategic initiatives and growth
- Larger equity market capitalization with increased market liquidity

Ideal partners in a consolidating industry

Creates an energy leader in the Midwest

	WPS	PEOPLES ENERGY	Combined
Regulated natural gas customers	668,540	969,068	1,637,608
Regulated electric customers	476,782	—	476,782
Regulatory jurisdictions	WI, MI, MN	IL	WI, MI, MN, IL
Non-regulated natural gas volumes (Bcf)	590	102	692
Non-regulated electric volumes (GWh)	8,436	1,550	9,986
Total assets ($bn)	$5.4	$3.8	$9.2
Current market capitalization ($bn)[1]	2.2	1.4	3.6
Current enterprise value ($bn)[1]	3.7	2.4	6.1
Adjusted EBITDA ($mm)	384[2]	291[3]	675
Regulated adjusted EBITDA as a % of total[4]	59%	61%	60%

[3] Reported EBITDA, adjusted for gas charge settlement

[4] Regulated split based on data for twelve months ending 3/31/06

Key transaction terms and highlights

Consideration	■ Stock-for-stock transaction
	■ Peoples Energy shareholders will receive .825 shares of WPS Resources for each Peoples Energy share
	  ▪ Implied premium of 14.2% based on 20-trading day average closing prices for Peoples Energy ending July 5, 2006
	  ▪ Implied premium of 15% based on July 5, 2006 closing price

Ownership	■ WPS Resources shareholders — approximately 57.6% ■ Peoples Energy shareholders — approximately 42.4%
Management	■ Larry L. Weyers — President and Chief Executive Officer

Board of Directors	■ James R. Boris — Non-executive Chairman of the Board
	■ 16 Board members
	  ▪ 9 nominated by WPS Resources
	  ▪ 7 nominated by Peoples Energy
	■ Executive committee to be comprised of Larry Weyers, Robert Gallagher, James Boris and Keith Bailey

Name	■ To be determined prior to mailing of the joint proxy statement
Key locations	■ Corporate headquarters — Chicago, IL ■ WPSC — Green Bay, WI ■ Peoples Gas and North Shore Gas — Chicago, IL ■ MGU — Monroe, MI ■ MERC — Rosemont, MN ■ UPPCO — Houghton, MI ■ Non-regulated energy marketing businesses — Green Bay, WI
Dividend	■ After closing, quarterly dividend expected to be $0.66 per share
Expected closing	■ Q1 2007

Positioned to deliver significant value

- Larger and more diversified regulated operations in the Midwest
  - Four adjacent state jurisdictions with market and regulatory diversity
  - Constructive and proactive regulatory dialogue
- Significant capital investment opportunities in regulated operations
  - Weston 4 completion
  - Accelerated infrastructure improvement capital expenditures in Illinois
- Regulated earnings growth vehicle in ATC
- Complementary non-regulated energy marketing platform
  - Larger and more diversified presence
  - Continued growth within a robust risk management framework
- Continued implementation of rigorous asset management strategy
  - Recently announced divestitures by both companies (Sunbury, Peoples Energy power generation, Guardian pipeline)
  - Non-core assets will be evaluated
- Realization of synergies
  - Approximately $80 million of annual synergies to be achieved over time at a one-time cost of approximately $200 million

Benefits employees and public stakeholders

- **Demonstrated commitment to customer service**
  - WPS Resources
    - **J. D. Power and Associates**
      - 2005 Electric And Natural Gas Customer Satisfaction Study:
        - Wisconsin Public Service 4th among 19 Midwest electric utilities
        - Wisconsin Public Service 5th among 20 Midwest natural gas utilities
      - Wisconsin Public Service ranked as an "All Time Best Residential Electric Performer"
    - **MastioGale**
      - 2005 Customer Satisfaction Survey:
        - WPS Energy Services 4th among 38 utilities in overall customer satisfaction
      - Consistent Top Ten performer annually since 1999 in customer satisfaction
    - ***Fortune's*** *2006* "Most Admired Company" in the energy industry
    - ***Forbes***' 2006 "Best Managed Utility Company in America"
  - Peoples Energy: 150-year tradition of service excellence and innovation

- **Will emphasize strong employee relations**
  - **More opportunity for employees across different industry segments, broader service area**

- **Maintains civic, community and philanthropic presence of both companies**

Pro forma regulated service territory

WPS Resources service territory   Peoples Energy service territory

			WPS Resources	Peoples Energy
Electric customers			476,782	0
Natural gas customers			668,540	969,068
Current authorized ROEs	WPSC: 11.0% UPPCO: 10.75%	MGU: 11.4% MERC: 11.71%		Peoples Gas: 11.1% NSG: 11.3%
Regulated jurisdictions			WI, MN, MI	IL
Customer split (Res/C&I)			90% / 10%	94% / 6%

Highlights

- Stable organic earnings growth
  - Attractive service territories
  - Generation and distribution focused capital investment program
- Shared core values across organization
- Constructive regulatory approach
- Synergy potential
  - Opportunities to create value through sharing of best practices
  - Direct cost savings through elimination of redundant and overlapping functions
- Balance sheet strength

Combines complementary and successful non-regulated energy marketing businesses

Pro forma energy marketing operations

WPS Resources
Peoples Energy

Statistic	WPS Resources	Peoples Energy	Pro forma
Bcf delivered[1]	590	102	692
GWh delivered[1]	8,436	1,550	9,986
Power generation capacity (MW)[2]	825	NA	825

[1] For the twelve months ended 3/31/06

[2] As of 3/31/06

Highlights

- Complementary wholesale and retail energy marketing businesses
- Identified strategic growth opportunities
  - Retail and wholesale customer focus
  - Growth in new territories
- Disciplined approach to risk management
- Leverages expertise, reputation and assets
- Expanded geographic reach
- Stronger Illinois presence when electric market opens in 2007

Peoples Energy Oil & Gas Production business

Geographic overview of Peoples Energy Oil & Gas operations

Peoples Energy Oil & Gas Production

Statistic	Peoples Energy
Production (Bcfe)[1]	24.7
Pro forma reserves (Bcfe)—proven[2]	236
Locations	TX, LA, NM, AR, OK, ND

[1] For the twelve months ended 3/31/06

[2] As of 3/31/06

Highlights

- Significant proven and probable reserves, with large inventory of drilling opportunities
- Lower risk business model
  - Onshore, domestic reserves, primarily natural gas
  - Acquire and exploit strategy – minimal exploratory drilling
  - Active management vs. passive investment
- Talented organization, with full array of analytical and operating expertise
- Upside from high natural gas prices as legacy hedges roll off

Key financial highlights

- Terms attractive to both companies' shareholders
- Earnings predominantly from regulated utility operations
- Synergies from non-regulated and regulated sources
- Transaction will be accretive to shareholders in calendar year 2008
- Strong and sustainable dividend
- Commitment to credit quality and balance sheet strength
  - Pro forma company will remain committed to strong investment grade credit ratings
  - Combined balance sheet and financial profile suited to support ongoing strategic initiatives

Business mix weighted toward regulated utility earnings

LTM 3/31/06 pro forma combined EBITDA

40% Non-regulated energy marketing, Oil & Gas, Other
28% Regulated electric
32% Regulated natural gas

Synergy potential

Estimated annual synergies

18% IT
6% Procurement chain
4% Natural gas supply
10% Non-regulated
23% Corporate and administrative programs
39% Staffing

Estimated annual steady-state synergies of approximately $80 million

Highlights

- Opportunity for savings from corporate overhead and redundancies
  - Corporate staff
  - IT integration
  - Administrative and public company costs
  - Facilities and other
- Aggressive timeline for implementation and execution
  - Transition teams focused
  - Deliver operational excellence
- In addition, combined company will continue to work towards longer-term implementation of best practices
- Costs to achieve expected to be approximately $200 million
  - IT integration and upgrades
  - Severance and relocation
  - Other fees and expenses
- Analysis prepared with assistance from Booz Allen Hamilton

Shareholder value through attractive and sustainable dividend policy

- The combined company intends to establish a quarterly dividend of $0.66 per share
  - Expected dividend increase of 16.8% for current WPS Resources shareholders, based on dividend rate in effect on July 10, 2006
  - Peoples Energy shareholders' dividend income stream is expected to be maintained at about the same level
- Focus on dividend growth suitable for maintaining strong credit ratings
- Target payout ratio in-line with industry peers
  - Targeted average annual payout ratio range of 60%—65%

Anticipated transaction timeline

July 2006
Q3 2006
Q4 2006
Q1 2007
Announce transaction
Regulatory filings
File joint proxy statement
Develop transition implementation plan
Work to secure regulatory approvals (FERC, ICC, HSR, SEC)
W & P S/H meetings
Receive regulatory approvals
Close transaction

Key regulatory milestones

- Early August 2006 — File for regulatory approval in Illinois
  - Seek expedited review
- Filing of Peoples Gas and North Shore Gas general rate cases
- Ongoing WPS Resources general rate case
  - Filed March 31, 2006
  - September 2006 hearings
  - Anticipated decision in December 2006
  - New rates expected to be effective January 1, 2007

A leading regional energy company that will …

- …continue focus on customer service excellence
- …continue to build and enhance core regulated utility business
- …take advantage of opportunities in its non-regulated energy marketing business
- …continue implementation of asset management strategy
- …maintain strong credit quality
- …continue to create long-term shareholder value

WPS Resources:
Reconciliation of adjusted EBITDA to EBITDA

	Year Ended 12/31/2005	Quarter Ended 3/31/2006	Quarter Ended 3/31/2005	LTM 3/31/06
Operating income	$190.5	$97.7	$92.9	$195.3
Miscellaneous income and minority interest	90.7	9.7	8.7	91.7
D&A	142.8	24.1	29.2	137.7
EBITDA	**$424.0**	**$131.5**	**$130.8**	**$424.7**
Adjustments				
Depreciation offsetting Gain on Decommissioning Trust	($35.0)	$—	$—	($35.0)
Gain on Sale of Emission Allowances	(87.1)	0.3	(0.9)	(85.9)
Impairment Loss	80.6	—	—	80.6
Adjusted EBITDA	**$382.5**	**$131.8**	**$129.9**	**$384.4**

WPS Resources:
Reconciliation of adjusted EBITDA by segment to EBITDA

	Year Ended 12/31/2005	Quarter Ended 3/31/2006	Quarter Ended 3/31/2005	LTM 3/31/06
Electric Utility				
Net Income	$64.2	$15.5	$23.5	$56.2
Provision for Income Taxes	37.0	8.4	13.4	32.0
Interest Expense	27.1	7.4	6.8	27.7
Depreciation Decommissioning	113.4	16.4	22.1	107.7
Preferred Dividend	2.0	0.4	0.5	1.9
EBITDA	**$243.7**	**$48.1**	**$66.3**	**$225.5**
Depreciation offsetting Gain on Decommissioning Trust	(35.0)	—	—	(35.0)
Adjusted EBITDA	**$208.7**	**$48.1**	**$66.3**	**$190.5**

	Year Ended 12/31/2005	Quarter Ended 3/31/2006	Quarter Ended 3/31/2005	LTM 3/31/06
Gas Utility				
Net Income	$13.2	$6.7	$14.0	$5.9
Provision for Income Taxes	7.3	4.1	8.4	3.0
Interest Expense	8.7	2.4	2.0	9.1
Depreciation Decommissioning	17.4	4.6	4.2	17.8
Preferred Dividend	1.1	0.4	0.3	1.2
EBITDA	**$47.7**	**$18.2**	**$28.9**	**$37.0**
Adjustments	—	—	—	—
Adjusted EBITDA	**$47.7**	**$18.2**	**$28.9**	**$37.0**

WPS Resources: Reconciliation of adjusted EBITDA by segment to EBITDA (cont'd)

	Year Ended 12/31/2005	Quarter Ended 3/31/2006	Quarter Ended 3/31/2005	LTM 3/31/06
ESI				
Net Income	$74.1	$37.1	$28.2	$83.0
Cumulative Change in Accounting Principle, Net of Tax	1.6	—	—	1.6
Provision for Income Taxes	4.7	16.2	(2.9)	23.8
Interest Expense	14.8	2.3	2.3	14.8
Depreciation Decommissioning	11.7	3.0	3.0	11.7
EBITDA	**$106.9**	**$58.6**	**$30.6**	**$134.9**
Gain on Sale of Emission Allowances	(87.1)	0.3	(0.9)	(85.9)
Impairment Loss	80.6	—	—	80.6
Adjusted EBITDA	**$100.4**	**$58.9**	**$29.7**	**$129.6**

	Year Ended 12/31/2005	Quarter Ended 3/31/2006	Quarter Ended 3/31/2005	LTM 3/31/06
Other and Reconciling Eliminations				
Net Income	$5.9	$0.8	$0.2	$6.5
Provision for Income Taxes	(2.3)	(0.4)	(0.2)	(2.5)
Interest Expense	21.8	6.1	5.1	22.8
Depreciation Decommissioning	0.3	0.1	(0.1)	0.5
EBITDA	$25.7	$6.6	$5.0	$27.3
Adjustments	—	—	—	—
Adjusted EBITDA	$25.7	$6.6	$5.0	$27.3

Peoples Energy:
Reconciliation of adjusted EBITDA to EBITDA

	Year Ended 9/30/2005	Six Months Ended 3/31/2006	Six Months Ended 3/31/2005	LTM 3/31/06
Consolidated Operating Income	**$ 168.1**	**$ 36.9**	**$ 135.9**	**$ 69.1**
Discontinued Operations Income Before Income Taxes	-	(2.6)	1.3	(3.9)
Other Income and Expense	5.3	2.7	1.9	6.1
D&A	110.9	58.5	59.3	110.1
EBITDA	**$ 284.3**	**$ 95.5**	**$ 198.4**	**$ 181.4**
<u>Adjustments</u>				
Settlement Charge	$ 2.2	$ 107.3	$ -	$ 109.5
Adjusted EBITDA	**$ 286.5**	**$ 202.8**	**$ 198.4**	**$ 290.9**

Peoples Energy:
Reconciliation of adjusted EBITDA for gas distribution to EBITDA

	Year Ended 9/30/2005	Six Months Ended 3/31/2006	Six Months Ended 3/31/2005	LTM 3/31/06
Gas Distribution Operating Income	**$ 129.0**	**$ 2.0**	**$ 126.9**	**$ 4.1**
Other Income and Expense	5.0	2.0	1.6	5.4
D&A	61.9	30.4	34.1	58.2
EBITDA	**$ 195.9**	**$ 34.4**	**$ 162.6**	**$ 67.7**
Adjustments				
Settlement Charge	$ 2.2	$ 107.3	$ -	$ 109.5
Adjusted EBITDA	**$ 198.1**	**$ 141.7**	**$ 162.6**	**$ 177.2**

[Document 8 - Investor Call Transcript]

July 10, 2006

WPS RESOURCES COMBINES WITH PEOPLES ENERGY –
FINANCIAL COMMUNITY PRESENTATION

[Corresponds to Financial Community presentation]

Introduction/Cover Slide [LW]

Good morning, I’m Larry Weyers, Chairman, President, and Chief Executive Officer of WPS Resources Corporation. With me today is Thomas M. Patrick, Chairman, President and Chief Executive Officer of Peoples Energy. Also with us on this call are Joe O’Leary, Senior Vice President and Chief Financial Officer of WPS Resources, and Tom Nardi, Executive Vice President and Chief Financial Officer of Peoples Energy.

Slide 1 — Safe Harbor Warnings [LLW]

Before we begin, I need to point out that this presentation contains forward-looking statements within the definition of the Securities and Exchange Commission’s safe harbor rules including pro forma and other information regarding the proposed combination of WPS Resources and Peoples Energy. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. I refer you to the forward-looking statement section of today’s press release and to our filed Securities and Exchange Commission disclosure documents for further information.

Slide 2 — Agenda [LLW]

As we announced earlier this morning, WPS Resources and Peoples Energy have reached agreement on a definitive merger agreement that will combine our two great companies. Both companies are very excited about this transaction and believe that it represents a powerful strategic and financial combination. Today we would like to review with you the highlights of the transaction and benefits to key stakeholders, after which we will take your questions. If you haven’t already acquired the slides for today’s presentation, you might want to do that now. The slides are available on www.wpsr.com and on www.peoplesenergy.com under the Investor Information section, after which you then select Presentations.

Slide 3 — Title: Transaction Highlights [LLW]

Let’s first look at the transaction highlights.

Slide 4 — A Compelling Strategic and Financial Combination [LLW]

Turning to slide 4, we believe this is a compelling transaction that creates a larger, stronger, and more diversified regulated utility business in the Midwest. In a consolidating industry, in which size and scale matter, we’re convinced that both companies have found the best possible partner.

The combined company will obtain the majority of its earnings from low-risk utility operations, as is the case now with both companies. Our regulated utilities will remain our core business and, as such, will generate a steady and reliable earnings and cash flow stream. These regulated utilities are good operational fits, and the combined regulated business will have greater market and regulatory diversity from a four-state service area.

The combined company will be better positioned to serve its customers. We will maintain a focus on operational excellence and a constructive regulatory approach, and we already have significant identified opportunities to grow our rate base through capital investment.

At the same time, the stability of our regulated business will give us the ability to continue expanding prudently in complementary non-regulated energy marketing services. We will also continue to evaluate our other assets, including our oil and natural gas production and non-regulated power investments, as part of our active asset management strategy. Prior to closing, a transition team consisting of members from both companies will carefully evaluate strategic options for these businesses for the combined board to consider in order to maximize shareholder value and maintain a strong credit profile for the combined company.

2

From a financial perspective, this transaction is attractive for both companies’ shareholders. We project that it will be earnings accretive to shareholders in 2008, excluding residual transition costs, once the companies have been integrated and our regulatory plans have been executed. We already have $80 million in identified potential annual synergies, about $72 million in our regulated businesses and another $8 million in our non-regulated businesses. These synergies will be achieved over time and it is expected that the one-time costs to obtain these synergies will be approximately $200 million.

Following the closing, current WPS Resources’ shareholders will benefit from a 16.8 percent dividend increase, based on our current dividend. Peoples Energy’s shareholders will maintain about the same level of dividend income.

The combined company will be committed to maintaining a strong balance sheet and credit profile. Our intent is to create a credit profile that maintains WPS Resources’ current ratings. This will support ongoing strategic initiatives and growth.

Finally, the combined company will have a larger equity market capitalization with increased market liquidity. This should enhance our ability to raise equity when needed.

Now I’d like to turn the call over to my friend and colleague Tom Patrick who will discuss some of the key metrics of the combined company.

Slide 5 — Creates An Energy Leader In The Midwest [TMP]

Thanks, Larry. We are excited about this transaction and believe this is a win-win for the shareholders of both companies. Both of our companies have for some time publicly expressed a desire to build scale so as to better compete in a consolidating industry. At Peoples Energy, we think we’ve found an ideal partner in WPS, whom we have admired for some time for their success in building value for their shareholders through both their regulated and non-regulated businesses.

3

The terms of this deal are attractive to both companies’ shareholders. The earnings from the combined company will come predominantly from regulated utility operations, which lends stability to earnings and cash flows. In addition, synergies will be derived from both regulated and non-regulated sources.

Turning to slide 5, the combined company will be a leading regional energy company. On the regulated side, we will have about 1,637,000 natural gas customers and about 477,000 electric customers.

Total assets will be about $9.2 billion, the combined company’s market cap will be an estimated $3.6 billion, and it will have an enterprise value of around $6.1 billion. Combined adjusted historical EBITDA for the 12 months ending March 31, 2006, would have been approximately $675 million. On a pro-forma basis, regulated operations would have accounted for 60 percent of this combined adjusted historical EBITDA.

Larry, back to you.

Slide 6 — Key Transaction Terms and Highlights [LLW]

Thanks, Tom.

Slide 6 summarizes the key terms of the transaction. Under the definitive merger agreement, which was unanimously approved by both companies’ boards of directors, each common share of Peoples Energy outstanding immediately prior to the merger will be converted into 0.825 shares of WPS Resources’ common stock. As of Wednesday, July 5, 2006 closing prices (prior to the publication of an article in the Wall Street Journal), this would result in an approximate value of $41.39 per share for Peoples Energy stock. This represents a premium to Peoples Energy’s shareholders of approximately 14.2 percent, based on the 20 trading day average closing prices for Peoples Energy ending July 5, 2006, and approximately 15.0 percent, based on the closing price for Peoples Energy on July 5, 2006.

4

Upon consummation of the merger, WPS Resources’ shareholders will own approximately 57.6 percent of the combined company, and Peoples Energy shareholders will own approximately 42.4 percent. After closing, it is intended that the dividend of the combined company will be $0.66 per quarter.

I will serve as President and CEO of the combined company. Tom Patrick, Chairman, President, and CEO of Peoples Energy, announced earlier this year his intention to retire. Jim Boris, the current lead director for Peoples Energy, will serve as non-executive Chairman of the Board. The Board of Directors will have an executive committee comprised of myself and Bob Gallagher, lead director from the WPS board, and Jim Boris and Keith Bailey from the Peoples board. The majority of the combined company’s Board members will come from WPS Resources. Other key members of the combined company’s management team will be determined later.

The combined holding company headquarters will be located in Chicago, Illinois, while the regulated operating units will retain their existing headquarters. The non-regulated energy marketing businesses of the combined company will be headquartered in Green Bay, Wisconsin.

Finally, we expect the transaction will close by the end of the first quarter of 2007, assuming all regulatory and shareholder approvals have been obtained by that time.

Slide 7 — Title Slide: Benefits To Stakeholders [LLW]

Let me take you through the benefits to shareholders and other key stakeholders in a little more detail.

Slide 8 — Positioned To Deliver Significant Value [LLW]

5

Turning to Slide 8, the combined company’s shareholders will benefit from six main sources of value.

First, our regulated operations will be larger, and we will have greater regulatory diversity. We’ll have constructive and proactive dialogue with our regulators. In addition, service territories stretching across four states will provide diversity in terms of the markets served.

Second, there are significant capital investment opportunities to grow our rate base. Construction of Weston 4 is expected to be completed in 2008. Through March 31, 2006, capital expenditures on this project since its inception are $317 million. Total capital expenditures by the end of the project will be $549 million. We also see opportunities to accelerate Peoples Energy Corporation ‘s infrastructure modernization capital program in Illinois with the right regulatory framework.

Third, our 33 percent stake in American Transmission Company provides regulated earnings growth. As you know, there has been good regulatory support from Federal Energy Regulatory Commission and the state commissions for expansion and improvement of the transmission system in the Upper Midwest, and American Transmission Company will continue to benefit from this expansion.

Our non-regulated energy marketing businesses are also complementary and provide a strong growth platform, giving us a larger and more diversified presence in attractive markets. We see continued growth for them within a robust and disciplined risk management framework.

We will also continue our rigorous asset management strategy. As you know, both companies announced recent divestitures: Sunbury and Guardian pipeline for WPS Resources, and the power generation assets of Peoples Energy. This asset review will extend to Peoples Energy’s oil and natural gas production operations as well as WPS Resources ongoing review of its non-regulated power generation assets.

6

Finally, we see the potential opportunity to realize approximately $80 million per year in pre-tax synergy savings to be achieved over time, about $72 million on the regulatory side and about $8 million on the non-regulated side, at a one-time cost of approximately $200 million.

Slide 9 — Benefits to Employees and Public Stakeholders [LLW]

Turning to slide 9, our employees and our service area communities are also key stakeholders in this transaction. We will continue striving to enhance the customer experience in all of our businesses, and we believe consumers will benefit from the sharing of best practices and our strong commitment to service quality. In fact, WPS Resources has a history of serving its customers well and being recognized for doing so. One example is that the 2005 J. D. Power and Associates electric and natural gas customer satisfaction studies indicated that Wisconsin Public Service achieved an overall satisfaction ranking with the Midwest of fourth (out of 19 utilities) in the electric study and fifth (out of 20 utilities) in the natural gas study. J. D. Power and Associates classified Wisconsin Public Service Corporation, WPS Resources’ electric and natural gas utility, as an “All Time Best Residential Electric Performer” because we ranked in the top quartile nationally over a seven-year period—an indication of Wisconsin Public Service’s strong record of performance.

A second example is that the 2005 MastioGale customer satisfaction survey listed WPS Energy Services, WPS Resources’ non-regulated energy marketing subsidiary, as fourth out of 38 in overall customer satisfaction. Since first appearing in the survey in 1999, WPS Energy Services’ customers have consistently rated it in the top 10 in MastioGale’s customer satisfaction ratings. A new feature of the 2005 MastioGale study, the Customer Value Index score, combined price and customer satisfaction rankings into a single rating of the company. WPS Energy Services finished second in the Customer Value Index.

In 2006, WPS Resources was named Fortune’s “Most Admired Company” in the energy industry and Forbes’ “Best Managed Utility Company in America,” and we will strive to maintain and further enhance that reputation going forward. In addition, Peoples Energy has a 150-year tradition of reliable service and innovation in the Chicagoland area, and we hope to build on that tradition.

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Recognizing that talented, dedicated, and professional employees are the key to success in any business, we will also continue to emphasize strong employee relations. The combined company will provide greater opportunities for our employees by virtue not only of our larger service area and diverse operations, but also our larger growth platform and our improved ability to take advantage of strategic opportunities.

Finally, we will maintain our commitment to improving the communities in which we serve, and the combined company will maintain the strong civic, community, and philanthropic presence that both companies now have.

Slide 10 — Creates A Larger, Stronger, and More Diversified Regulated Utility Business [LLW]

Slide 10 provides a summary of our regulated businesses, which will continue to provide the combined company with stable organic earnings growth. Our utility service territories are attractive and vibrant, with diverse economies and healthy market conditions. We also will focus our capital investment program on regulated generation and distribution operations that will grow rate base while maintaining competitive utility rates for our customers.

We will share core values across our organizations and will work hard to have a constructive regulatory approach that is so critical to long-term success. Once we’ve combined the businesses, we also see the potential for synergies by sharing of best practices and eliminating redundant and overlapping functions.

Finally, our strong balance sheet will enable us to continue to maintain strong credit ratings and ready access to the capital markets.

Slide 11 — Combines Complementary and Successful Non-Regulated Energy Marketing Businesses [LLW]

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Slide 11, summarizes our wholesale and retail energy marketing businesses, which are also very complementary. We see strategic opportunities to grow in our current service areas by continuing our focus on retail and wholesale customers as well as by expanding into new territories.

The combination of our two businesses leverages their expertise, reputation, and assets and expands their geographic reach. For example, we’ll be a strong presence when the Illinois electric market opens in 2007.

Both of our organizations take a disciplined approach to risk management, which has been engrained over the years in the culture of our companies.

I’ll now turn this over to Tom who will discuss People’s oil and natural gas production business and the financial highlights and business mix for the new company.

Slide 12 — Peoples Energy Corporation Oil and Natural Gas Production business [TMP]

On Slide 12 we have summarized People Energy’s oil and natural gas production business, which has been a significant source of growth and earnings for us in recent years. Those assets include approximately 235 BCF of proven reserves on a pro-forma basis as well as a significant amount of probable reserves and a large inventory of drilling opportunities.

Slide 13 — Title: Financial Highlights [TMP]

Slide 14 — Key Financial Highlights [TMP]

The transaction is projected to be accretive to shareholders in 2008, excluding residual transition costs, once the companies have been integrated and regulatory plans have been executed. The combined company will offer a strong and sustainable dividend, which Larry will have more comment on in a moment.

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The combined company will also remain committed to credit quality and balance sheet strength. Our objectives are to maintain WPS Resources’ strong investment grade credit ratings, and to use our combined balance sheet and financial profile to support our growth.

Slide 15 — Business Mix Weighted Toward Regulated Utility Earnings [TMP]

Slide 15 illustrates the pro-forma business mix. As shown, regulated utility EBITDA represented about 60 percent of total combined results on a 12-months ended March 31, 2006 basis.

Now I’ll turn the call back to Larry to discuss synergies and the dividend.

Slide 16 — Synergy Potential [LLW]

Slide 16 provides details relating to estimated annual synergies. The combined company estimates steady state synergies of approximately $80 million. We see an opportunity for savings from corporate overhead and redundancies such as corporate staff, IT integration, administrative and public company costs, facilities and other. We have an aggressive timeline for implementation and execution. Our transition teams will be focused on delivering operational excellence. In addition, the combined company will continue to work toward long-term implementation of best practices. One-time costs to achieve are expected to be about $200 million for such things as IT integration and upgrades, severance and relocation, and other fees and expenses. Our synergy estimates are based upon an analysis prepared with assistance from Booz Allen Hamilton, a nationally recognized consulting firm with a great deal of expertise.

Slide 17 — Shareholder Value Through Attractive and Sustainable Dividend Policy [LLW]

Turning to Slide 17, a strong dividend has always been important to the shareholders of both companies. WPS Resources has been increasing its dividend for 47 consecutive years while still maintaining strong credit ratings, Peoples Energy also has a long tradition of maintaining a strong and growing dividend. We intend to continue this tradition in the years ahead.

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After closing, it is intended that the dividend of the combined company will be $0.66 per quarter. This expected combined company dividend will represent a 16.8 percent increase to the current quarterly dividend rate for WPS Resources shareholders, and after taking into account the exchange ratio, a continuation of the annual dividend income stream for Peoples Energy’s shareholders.

The combined Company’s payout ratio will be in-line with its peers, and we will target an average annual payout ratio range of 60 to 65 percent.

Let me now turn the call back to Tom, to discuss our execution plan and the regulatory steps that need to take place to complete the transaction.

Slide 18 — Title: Execution Plan [TMP]

Slide 19 —Anticipated Transaction Timeline [TMP]

The transaction timeline is laid out in Slide 19. During the third quarter, we anticipate filing our joint proxy statement and regulatory filings. Developing the detailed transition implementation plan and obtaining the needed approvals will take us through the end of the year, and we anticipate holding shareholder meetings for each company during the last calendar quarter of this year.

While there is some chance we could receive the regulatory approvals in December, we believe January or February is more likely. We’ll close very soon after we receive approvals.

Slide 20 — Key Regulatory Milestones [TMP and LLW]

[TMP]

In terms of regulatory milestones on Slide 20, as I noted earlier we plan to file for regulatory approval in Illinois in August and will seek expedited review. Our filing will include a request for a regulatory mechanism that will facilitate the acceleration of planned infrastructure modernization in the City of Chicago.

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[TMP]

Peoples Gas and North Shore Gas for some time have been discussing the need for rate relief and their plans to make rate case filings with the Illinois Commerce Commission. These filings will be delayed, however, to allow for clear focus by all parties on the merger filing. As the merger process proceeds, Peoples will continue to discuss and evaluate when the best timing for these rate filings will be.

[LLW]

Wisconsin Public Service Corporation filed its general retail rate case in Wisconsin on March 31. Hearings have been scheduled for September, and we anticipate a decision in December. The new rates would be effective next January.

Slide 21 [LLW]

Slide 22 — A leading regional energy company that will... [LLW]

In summary, the combination of WPS Resources and Peoples Energy creates value for all stakeholders. It will create a regional energy leader that is focused on customer service excellence as we continue to grow and enhance our core regulated utility operations and our non-regulated energy marketing business.

In addition, we will continue to implement our asset management strategy while we maintain strong credit quality and focus on our ultimate goal: creating long-term value for shareholders and benefits for all stakeholders.

Slide 23 — Title: Questions & Answers [LLW and TMP]

We will now open the call up for questions.

# # #

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FOLLOWING CONCLUSION OF THE Q&A SESSION:

On behalf of WPS Resources and Peoples Energy, thank you for joining us today to discuss the merger of our companies. The combination will create a leading diversified energy company in a transaction that will create benefits for both companies’ shareholders and other stakeholders. If you have further questions, please contact Donna Sheedy of WPS Resources at (902) 433-1857 or Doug Ruschau of Peoples Energy at (312) 240-3818.

# # #

Forward-Looking Statements. This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as “anticipate,” “expect,” “intend,” “may,” “could,” “project,” “believe” and other similar words. Forward-looking statements are beyond the ability of WPS Resources Corporation and Peoples Energy Corporation to control and, in many cases, neither WPS Resources Corporation nor Peoples Energy Corporation can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources Corporation’s and Peoples Energy Corporation ‘s periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this press release are based upon information presently available, and neither WPS Resources Corporation nor Peoples Energy Corporation assume any obligation to update any forward-looking statements.

13

Additional Information. This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager — Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240- 4366.

Participants in the Proposed Transaction. WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

14

Non-Solicitation. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

# # #

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[Document 9 - Key Messages]

July 10, 2006

WPS RESOURCES/PEOPLES ENERGY ANNOUNCEMENT
KEY MESSAGES

Strategic Rationale

•	The combination creates a diversified energy company serving the Midwest, Northeast U.S., and Canada.
°	Four natural gas utilities, one electric utility, and one combination electric and natural gas utility in a four-state region
°	Regulated and non-regulated businesses
•	The combined company will be better positioned to compete in a consolidating industry in which size and scale matter.
•	The combination provides for a business mix that is primarily regulated utility operations in contiguous states.
°	Will generate stable earnings and cash flow consistent with dividend-oriented shareholder base
°	High percentage contribution of earnings from regulated businesses will provide financial flexibility to grow complementary, non-regulated energy marketing businesses without significant change in overall business risk profile
•	Combining two, non-regulated energy marketing businesses will create a stronger, more competitive, and better-balanced growth platform with opportunities to capture operational efficiencies.
•	Sharing of best practices and eliminating redundant functions will generate operating improvements and capture efficiencies.

Financial Rationale

•	We expect the transaction to be earnings accretive to shareholders in calendar year 2008, excluding residual transition costs, once the companies have been integrated and regulatory plans have been executed.
•	Current WPS Resources’shareholders will benefit from a dividend increase following the closing; Peoples Energy’s shareholders will effectively maintain their current level of dividend income.
•	The combined company will maintain its commitment to a strong balance sheet and credit ratings, with financial flexibility and ready access to the capital markets.
•	A larger market capitalization will increase trading liquidity and make the company more attractive to a broader array of institutional investors.
•	The combination creates a larger platform for future earnings and dividend growth.
•	The transaction is subject to receipt of all necessary regulatory and shareholder approvals. The companies will be requesting expedited regulatory approval, and if granted, the transaction is expected to be completed by the end of the first calendar quarter of 2007.

Customer Benefits

•	Sharing of best practices and operating improvements will further enhance service for utility customers.
•	Operating efficiencies will help minimize costs.

Employee Benefits

•	The combined company will maintain a culture that values teamwork, innovation, diversity, flexibility, and performance, providing for a smooth integration process.
•	Integration decisions will be made by a transition team consisting of representatives of both companies.
•	Union agreements will be honored, and the combined company will be committed to working closely with its labor unions.
•	The combination creates a larger regional energy company that will offer a wider array of career opportunities.
•	The combined company will need quality employees from both organizations who have demonstrated commitment and good job performance and who continue to maintain their focus during the transition.
•	The combined company will continue to provide competitive salaries and benefits.

Community Impacts

•	The new company will continue each company’s strong civic, community, and philanthropic presence in its markets.
•	Existing philanthropic pledges will be honored, and future charitable requests will be thoughtfully considered.
•	The combined holding company’s headquarters will be in Chicago, and the headquarters of the utilities will remain in their current communities. The non-regulated energy marketing businesses of the combined company will be headquartered in Green Bay, Wisconsin.

Company Leadership

•	The combined company will be led by Larry Weyers, chairman, president, and CEO of WPS Resources, who will serve as president and CEO. Weyers has an outstanding reputation and experience in the industry. Jim Boris, the current lead director for Peoples Energy, will serve as non-executive Chairman of the Board. Tom Patrick, chairman, president and CEO of Peoples Energy, announced his intention to retire earlier this year.
•	WPS Resources was recently named the most admired energy company in America by Fortune and the best managed utility company in the industry by Forbes.
•	The balance of the combined company’s leadership team will be selected from the talents of the present companies.
•	The combination of two fine companies will provide a strong leadership team and talented workforce who value teamwork, innovation, diversity, flexibility, performance and accountability, as well as achieving growth while providing outstanding customer service.
•	A shared emphasis on operational excellence will support successful integration.
•	The majority of the combined company’s Board members will come from WPS Resources.

Key Message Summary for General Media

•	The combined company will be led by Larry Weyers, chairman, president, and CEO of WPS Resources, who will serve as president and CEO. Weyers has an outstanding reputation and experience in the industry. Tom Patrick, chairman, president and CEO of Peoples Energy, announced his intention to retire earlier this year. Jim Boris, the current lead director for Peoples Energy, will serve as non-executive Chairman of the Board.
°	The combined company will be better positioned to compete in a consolidating industry in which size and scale matters to provide a platform to better serve customers.
•	WPS Resources was recently named the most admired energy company in America by Fortune and the best managed utility company in the industry by Forbes.
•	The combination creates a diversified energy company serving the Midwest, Northeast U.S., and Canada.
°	Four natural gas utilities, one electric utility, and one combination electric and natural gas utility in a four-state region
°	Regulated and non-regulated businesses
•	The combined holding company’s headquarters will be in Chicago, and the headquarters of the utilities will remain in their current communities. The non-regulated energy marketing businesses of the combined company will be headquartered in Green Bay, Wisconsin.
•	The combination of two fine companies will provide a strong leadership team and talented workforce who value teamwork, innovation, diversity, flexibility, performance and accountability, as well as achieving growth while providing outstanding customer service.
•	Similar cultures based on a shared emphasis on operational excellence will support successful integration.
•	Sharing of best practices and eliminating redundant functions will generate operating improvements and capture operational efficiencies.
•	Union agreements will be honored, and the combined company will commit to working closely with labor unions.
•	We expect the transaction to be earnings accretive to shareholders in calendar year 2008, excluding residual transition costs, once the companies have been integrated and regulatory plans have been executed.
•	The transaction is subject to receipt of all necessary regulatory and shareholder approvals. The companies will be requesting expedited regulatory approval, and if granted, the transaction is expected to be completed by the end of the first calendar quarter of 2007.
•	The new company will continue each company’s strong civic, community, and philanthropic presence in their respective markets.
•	Existing philanthropic pledges will be honored, and future charitable requests will be thoughtfully considered.

# # #

Additional Information

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager — Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

[Document 10 - Deal at a Glance]

WPS RESOURCES CORPORATION AND PEOPLES ENERGY CORPORATION COMBINE TO CREATE A
DIVERSIFIED ENERGY COMPANY SERVING THE MIDWEST, NORTHEAST U.S., AND CANADA

On July 10, 2006, WPS Resources Corporation (NYSE: WPS) and Peoples Energy Corporation (NYSE: PGL) announced the signing of a definitive merger agreement that will create a leading, diversified energy company with regulated utilities serving four Midwest states and non-regulated businesses serving customers in the Northeast U.S. and Canada. In a consolidating industry, in which size and scale matter, the merger creates the best possible combination of businesses positioned to meet customers’ needs.

The combined company, with approximately $9.2 billion in assets, will be comprised of four natural gas utilities, one electric utility, and one integrated electric and natural gas utility in Wisconsin, Illinois, Michigan, and Minnesota. It will also join the complementary non-regulated energy services operations of WPS Resources and Peoples Energy to create a stronger and more competitive business.

Under the definitive merger agreement, which was unanimously approved by both companies’ boards of directors, each common share of Peoples Energy outstanding immediately prior to the merger will be converted into 0.825 shares of WPS Resources’ common stock. As of Wednesday, July 5, 2006 closing prices (prior to the publication of an article in The Wall Street Journal), this would result in an approximate value of $41.39 per share for Peoples Energy stock. This represents a premium to Peoples Energy’s shareholders of approximately 14.2 percent, based on the 20 trading day average closing prices for Peoples Energy ending July 5, 2006, and approximately 15.0 percent, based on the closing price for Peoples Energy on July 5, 2006.

Upon consummation of the merger, WPS Resources’ shareholders will own approximately 57.6 percent of the combined company, and Peoples Energy shareholders will own approximately 42.4 percent. After closing, it is intended that the dividend of the combined company will be $0.66 per quarter. This expected combined company dividend will represent a 16.8 percent increase to the current quarterly dividend rate for WPS Resources shareholders, and after taking into account the exchange ratio, a continuation of the annual dividend income stream for Peoples Energy’s shareholders.

The transaction is subject to receipt of all necessary regulatory and shareholder approvals. The companies will be requesting expedited regulatory approval, and if granted, the transaction is expected to be completed by the end of the first calendar quarter in 2007.

This transaction is attractive for both companies’ shareholders. Earnings are expected to be accretive to shareholders in calendar year 2008, excluding residual transaction costs, once the companies have been integrated and regulatory plans have been executed. The combined company offers a strong and sustainable dividend, with WPS Resources’ current shareholders receiving a 16.8 percent dividend increase. Finally, the combined company’s management is committed to credit quality and balance sheet strength and to maintaining investment grade credit ratings.

The combined company will continue each company’s strong civic, community, and philanthropic presence in its markets. It combines WPS Resources, named earlier this year Fortune’s “Most Admired Company” in the energy industry and Forbes’ “Best Managed Utility Company in America,” and Peoples Energy, which has a 150-year tradition of reliable customer service.

WPS RESOUCES AND PEOPLES ENERGY: AN IDEAL COMBINATION
IN A CONSOLIDATING INDUSTRY

Note: Customer data as of 12/31/05; balance sheet data as of 3/31/06; volume and EBITDA for the twelve months ended 3/31/06; WPS Resources natural gas customers pro forma for acquisition of MERC (closed 7/1/06)
1 Share price as of 07/03/2006 and shares outstanding as of 3/31/06; WPS Resources includes 2.7 million shares from exercise of equity forward
2 Reported EBITDA, adjusted for gain on decommissioning trust, gain on sale of emission allowances and impairment loss
3 Reported EBITDA, adjusted for gas charge settlement

HIGHLIGHTS

•	The combination creates a regional energy leader that is focused on reliable customer service while continuing to build and enhance its core regulated utility operations and complementary non-regulated energy services businesses.

•	The combined company will generate the majority of its earnings from low-risk regulated utility operations in contiguous states. The regulated businesses are good operational fits and the combined regulated business will have greater market and regulatory diversity in the four-state service area. Both companies’ regulated businesses will share a focus on operational excellence and a constructive regulatory approach.

Pro forma Regulated Service Territory

WPS Resources = Purple             Peoples Energy = Yellow

•	Combining WPS Resources and Peoples Energy non-regulated energy marketing businesses will create a stronger, more competitive, and better-balanced growth platform with opportunities to capture operational efficiencies.

•	In addition, the combined company is expected to generate operating improvements that benefit customers through sharing best practices, eliminating redundancies, and capturing efficiencies that will use employees’ creativity and benefit the combined company’s shareholders.

1.	For the 12 months ended 3/31/06
2.	As of 3/31/06

About WPS Resources

WPS Resources Corporation (NYSE: WPS), based in Green Bay, Wisconsin, is a holding company with five major subsidiaries providing electric and natural gas energy and related services in both regulated and non-regulated energy markets. Its largest subsidiary is Wisconsin Public Service Corporation, a regulated electric and natural gas utility serving northeastern Wisconsin and a portion of Michigan’s Upper Peninsula. Wisconsin Public Service serves more than 425,000 electric customers and 308,000 natural gas customers. Another subsidiary, Upper Peninsula Power Company, is a regulated electric utility that serves approximately 52,000 electric customers in Michigan’s Upper Peninsula. Michigan Gas Utilities Corporation is a regulated natural gas utility serving 161,000 customers in lower Michigan. Minnesota Energy Services Corporation is a regulated natural gas utility serving more than 200,000 customers throughout Minnesota.

WPS Resources’ major non-regulated subsidiary consists of WPS Energy Services, Inc., a diversified non-regulated energy supply and services company serving commercial, industrial and wholesale customers and aggregated groups of residential customers. Its principal market is the northeast quadrant of the United States and adjacent portions of Canada. Its principal operations are in Illinois, Maine, Michigan, Ohio, Texas, Virginia, and Wisconsin in the United States and Alberta, Ontario, and Quebec in Canada. WPS Energy Services also owns and/or operates non-regulated electric generation facilities in Wisconsin, Maine, Pennsylvania, New York, and New Brunswick, Canada; steam production facilities in Arkansas and Oregon; and a partial interest in a synthetic fuel processing facility in Kentucky.

Visit the WPS web site www.wpsr.com for additional information.

About Peoples Energy

Peoples Energy, (NYSE: PGL) a member of the S&P 500, is a diversified energy company consisting of four primary business segments: Gas Distribution, Oil and Gas Production, Energy Assets and Energy Marketing. Peoples Gas and North Shore Gas, regulated utilities, deliver natural gas to about one million customers in the City of Chicago and 54 communities in northeastern Illinois. The company’s non-utility businesses include Peoples Energy Services (PESC) and Peoples Energy Production (PEP). PESC, launched in 1996, serves more than 25,000 customers. PESC provides a portfolio of products to manage energy needs of business, institutional and residential consumers in today’s volatile and complex energy market. The company recently won approval to offer services in Michigan, Ohio and New York. PEP, founded in 1998, is primarily focused on acquiring proven, onshore reserves with upside potential in a limited number of strategic supply basins. Value is then added through drilling programs, production enhancements and reservoir optimization. The company’s acquisition and drilling efforts are primarily focused on natural gas. The company has approximately 239 Bcfe of reserves on a pro-forma basis.

Visit the Peoples Energy web site at www.peoplesenergy.com.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as “anticipate,” “expect,” “intend,” “may,” “could,” “project,” “believe” and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources’ and Peoples Energy’s periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this press release are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager — Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

[Document 11 - Intranet Greeting]

Intranet Greeting for WPSR Employees [photo omitted]

To all employees:

Monday, July 10, 2006, we announced an agreement with Putter to combine its operations with Wedge, creating one of the Midwest’s leading diversified energy companies.

This is an important step in our strategic plan to grow the company, and will significantly strengthen our position in the marketplace, as well as our ability to serve our customers. There are links to a number of related documents below. These include an announcement fact sheet, Q&A document, a look at the agreement at a glance and other relevant information.

While this is an exciting and historic day for all of us, I know that you will have many questions about how this change will affect you. We will do everything within our power to answer your questions as quickly as possible as we move through this process.

But the most important thing to remember right now is that for the time being, nothing changes about your responsibilities. We have many milestones yet to reach before the agreement becomes final, which is tentatively scheduled for early 2007. For now, you should continue to work just as you have before.

As the process continues, please discuss your questions with your leader. You can also call the HR HelpLine at 433-5788 or 800-433-5788. You may also e-mail your questions to transition@wpsr.com. We will post answers to our questions on PowerNet, and do our best to provide updates within 36 hours.

Ultimately, this is very exciting news for all of us. This acquisition will improve our competitive position in the marketplace and enable us to better serve our customers. I believe there will be many new and exciting opportunities that will be created by combining these two outstanding energy companies.

And finally, I’d like to thank you in advance for your dedication and commitment through this time of transition. Remember: our customers are still counting on us to provide uninterrupted utility services so they can stay warm, keep cool, and manage their daily lives without disruption.

Thank you.

/s/ Larry L. Weyers

[Document 12 - Internet Greeting]

Internet Greeting for Wedge site [logo graphic omitted]

Headline:

Information about the proposed combination of WPS Resources and Peoples Energy

Text:

On Monday, July 10, 2006, WPS Resources and Peoples Energy announced an agreement to combine their operations, creating one of the placeMidwest’s leading diversified energy companies.

This is an important step in WPS Resources’ strategic plan and will significantly strengthen the company’s position in the marketplace, as well as its ability to serve customers. If all the necessary approvals are received as hoped, the agreement could be finalized by the first quarter of 2007.

This site features links to a number of related documents. These include an announcement fact sheet, Q&A document, a look at the agreement at a glance and other relevant information.

This is an exciting and historic day for everyone involved with both companies – customers, shareholders, employees alike. We know that you will have many questions about how this change will affect you and we will do everything within our power to answer your questions as quickly as possible as we move through this process.

We have many milestones yet to reach before the agreement becomes final. We are counting on our employees and our customers to help us stay focused on what’s really important: providing safe, uninterrupted energy services so customers can stay warm, keep cool, and manage their daily lives without disruption.

Links:

1. News release
2.     Peoples Energy Web site [http://www.peoplesenergy.com/site.asp]
3.     Agreement at a glance
4.     Proposed Timetable
5.     Presentation to Analysts (after 9 a.m. CST)
6. Contact us (mailto:transition@wpsr.com)

[Document 13 - Customer Service Q&A]

July 10, 2006

Q&A’S for Customer Service

Following are several questions we might expect customers to ask after hearing of the combination of WPS Resources and Peoples Energy. If customers have questions that are not addressed here, it is best to direct them to someone more familiar with the transaction:

•	For WPS Resources, direct calls to Kerry Spees or Jim Streed via the Public Affairs hotline, 800-977-2250 (ext. 1836).
•	For Peoples Energy, direct calls to Rod Sierra, 312-240-4380

In addition, there is a significant amount of information posted on each company’s Web sites: www.wpsr.com and www.percorp.com.

When answering any questions, keep in mind that the combination of companies occurs at the holding company level, not for the subsidiaries. The only subsidiaries that will combine are the non-regulated energy services companies, which will fold into WPS Energy Services, Inc. The remaining subsidiaries will continue to operate independently.

Why are you combining with another company?

The combination creates a diversified energy company serving the Midwest, Northeast U.S., and Canada. The combined company will comprise four natural gas utilities (Peoples Gas, North Shore Gas, Minnesota Energy Resources, and Michigan Gas Utilities) one electric utility (Upper Peninsula Power Company, one integrated electric and natural gas utility Wisconsin Public Service Corporation), and the non-regulated energy services company (WPS Energy Services, Inc.).

Will this merger cause rates to rise? Fall?

Because the combination is at the holding company level, it should have no effect on the rates of any of the subsidiaries.

How will customers benefit from the combination of WPS Resources and Peoples Energy?

Both companies have long traditions of dedicated customer service and delivering safe and reliable energy. The sharing of best practices and commitment to operational excellence will result in operating improvements to further enhance service and should result in operating efficiencies to help manage overall costs.

Will this cause any disruptions to customers?

No, the combination of the two companies will not cause any service disruptions to customers.

What will happen to employees? Will there be layoffs?

In the past, WPS Resources has sought to reduce redundancies and properly align the work force with the work load through normal attrition. It expects to emphasize the same approach in this transaction. A benefit of the transaction is that it creates a larger company with more career opportunities for employees.

What is the name of the new company?

For now, the combined company will be referred to as WPS Resources Corporation. However, we expect to have a new name, management structure, and Board of Directors of the company determined by closing (early 2007).

Who will lead the combined company?

Larry Weyers, chairman, president, and CEO of WPS Resources will be the CEO of the combined company.

Where will the company be headquartered? Will people have to move?

The holding company will have its headquarters in Chicago, Illinois. It is expected that a dozen or fewer employees of WPS Resources in Green Bay will need to relocate to Chicago. All of the subsidiaries will retain their headquarters at their current locations.

If WPRS Resources is moving its headquarters to Chicago, will that change its current and future philanthropic commitments to Green Bay?

The new company will maintain its tradition of service and commitment to all of the communities it serves. Existing philanthropic pledges will be honored and future charitable requests will be thoughtfully considered with the objective of supporting those organizations that most benefit the company’s customers and the communities in which the new company operates.

Will the new company support the Green Bay Packers or the Chicago Bears?

The combined company will proudly support both the Green Bay Packers and the Chicago Bears and the Minnesota Vikings and the Detroit Lions (all teams based near subsidiary operations).

* * *

Additional Information

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling Investor Relations 312 240-4366.

Participants in the Proposed Transaction

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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